

Mail Stop 3233

April 18, 2018

Via E-mail
Mr. Brian N. Schell
Chief Financial Officer
CBOE Global Markets, Inc.
400 South LaSalle Street,
Chicago, IL 60605

      Re: **CBOE Global Markets, Inc.**
           Form 10-K for the fiscal year ended December 31, 2017
           Response Dated April 13, 2018
           File No. 1-34774

Dear Mr. Schell:

We have reviewed your April 13, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 2, 2018 letter.

Form 8-K filed February 9, 2018

Exhibit 99.1

Combined Reconciliations, page 13

1.   We note from your response to our prior comment that you propose to revise your presentation of your adjusted combined income statement reconciliation in your earnings release, which will still include a presentation of your combined results as if the Bats acquisition occurred at the beginning of the period(s) presented. Please clarify if these combined results represent a pro forma presentation under Article 11 of Regulation S-X as we note your disclosure on page 14 states that results on a combined basis are non-GAAP. Include within your response your proposed presentation in a tabular format.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Shannon Sobotka, Staff Accountant at (202) 551-3856 with any questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities